SO 11/3/03

**AM 11-3-2003

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



03052310

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC MAIL
RECEIVED
PROCESSING
OCT 3 1 2003

SEC FILE NUMBER
8- 13812

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING September 1, 2002 (MM/DD/YY) AND ENDING August 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Higham-Whitridge Securities Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

850 Ridge Avenue
(No. and Street)

Pittsburgh, PA 15212
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chester H. Sanderson (412) 237-2080
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McKeever Varga & Senko
(Name – *if individual, state last, first, middle name*)

500 Manor Oak Two, Pittsburgh, PA 15220
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
NOV 05 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Chester H. Sanderson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Higham-Whitridge Securities, as of August 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Joyce A. Wills, Notary Public
City Of Pittsburgh, Allegheny County
My Commission Expires Sept. 22, 2007
Member, Pennsylvania Association Of Notaries

Signature

Secretary/Treasurer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Audited Financial Statements

HIGHAM-WHITRIDGE SECURITIES, INC.

(A Wholly Owned Subsidiary of Babb, Inc.)

August 31, 2003 and 2002

Table of Contents

Audited Financial Statements

HIGHAM-WHITRIDGE SECURITIES, INC.

(A Wholly Owned Subsidiary of Babb, Inc.)

August 31, 2003 and 2002



McKeever Varga & Senko
Certified Public Accountants
Personal Financial Planners
Business Consultants

Independent Auditors' Report

Board of Directors
HIGHAM-WHITRIDGE SECURITIES, INC.
Wayne, Pennsylvania:

We have audited the accompanying statement of financial condition of Higham-Whitridge Securities, Inc. (a wholly owned subsidiary of Babb, Inc.) (the Company) as of August 31, 2003 and 2002, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Higham-Whitridge Securities, Inc. at August 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedules (pages 8 and 9) is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McKeever Varga & Senko
Certified Public Accountants

October 2, 2003

Manor Oak Two, Suite 500 □ 1910 Cochran Rd. □ Pittsburgh, PA 15220-1102
Telephone: (412) 531-2990 □ Fax: (412) 531-4793 □ Website: www.mvs-cpa.com

HIGHAM-WHITRIDGE SECURITIES, INC.
(A Wholly Owned Subsidiary of Babb, Inc.)

Statements of Financial Condition

August 31, 2003 and 2002

Assets

	2003	2002
Current assets:		
Cash and cash equivalents	$ 15,656	$ 115,209
Investments	3,300	3;300
Prepaid taxes	227	307
Due from parent company	100,062	-
Total current assets	119,245	118,816
Total assets	$ 119,245	$ 118,816

Liabilities and Stockholder's Equity

	2003	2002
Current liabilities:		
Accounts payable	$ 1,500	$ 1,200
Due to parent company	-	-
Total current liabilities	1,500	1,200
Stockholder's equity:		
Common stock, stated value $1 per share-- authorized, issued, and outstanding 1,000 shares	1,000	1,000
Additional paid-in capital	4,000	4,000
Retained earnings	112,745	112,616
Total stockholders' equity	117,745	117,616
Total liabilities and stockholder's equity	$ 119,245	$ 118,816

See notes to financial statements.

HIGHAM-WHITRIDGE SECURITIES, INC.
(A Wholly Owned Subsidiary of Babb, Inc.)

Statements of Income

For the Years Ended August 31, 2003 and 2002

	2003	2002
Revenues:		
Management fee income (Note 5)	**$ 3,000**	$ -
Net commission income	**100**	1,376
Interest	**447**	1,928
Total revenue	**3,547**	3,304
Expenses:		
Other operating expenses	**3,338**	2,505
Management fees (Note 2)	**-**	-
Total expenses	**3,338**	2,505
Income before income taxes	**209**	799
Provision for income taxes (Note 1c)	**80**	7
Net income	**$ 129**	$ 792

See notes to financial statements.

HIGHAM-WHITRIDGE SECURITIES, INC.
(A Wholly Owned Subsidiary of Babb, Inc.)

Statements of Changes in Stockholder's Equity

For the Years Ended August 31, 2003 and 2002

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stock-holders' Equity
Balance at August 31, 2001	$ 1,000	$ 4,000	$ 111,824	$ 116,824
Net income	-	-	792	792
Balance at August 31, 2002	1,000	4,000	112,616	117,616
Net income	-	-	129	129
Balance at August 31, 2003	$ 1,000	$ 4,000	$ 112,745	$ 117,745

See notes to financial statements.

HIGHAM-WHITRIDGE SECURITIES, INC.
(A Wholly Owned Subsidiary of Babb, Inc.)

Statements of Cash Flows

For the Years Ended August 31, 2003 and 2002

	2003	2002
Cash flows from operating activities:		
Net income	$ 129	$ 792
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
(Increase) decrease from changes in:		
Prepaid taxes	80	(193)
Increase (decrease) from changes in:		
Accrued income tax expense	-	-
Accounts payable	300	-
Due to parent company	-	(400)
Net cash provided (used) by operating activities	509	(199)
Cash flows from investing activities:		
Due from parent company	(100,062)	-
Net cash provided (used) by investing activities	(100,062)	-
Net increase (decrease) in cash	(99,553)	(199)
Cash, beginning of year	115,209	115,010
Cash, end of year	$ 15,656	$ 115,209

See notes to financial statements.

HIGHAM-WHITRIDGE SECURITIES, INC.

(A Wholly Owned Subsidiary of Babb, Inc.)

Notes to Financial Statements

August 31, 2003 and 2002

Note 1. Significant Accounting Policies

A. Business

Higham-Whitridge Securities, Inc. (the Company) is engaged exclusively in the sale of insurance contract annuities and mutual funds. Commission income is recognized as received.

B. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of income and expense during the reported period. Actual results could differ from those estimates.

C. Income Taxes

The operations of the Company are included in the consolidated federal income tax return of Babb, Inc. In accordance with the policy of Babb, Inc., the Company provides for its share of federal income taxes as if it were filing separately with the Internal Revenue Service. The Company does not receive tax benefits from Babb, Inc. in years in which operating losses are incurred. The provision for income taxes in the statement of income for the years ended August 31, 2003 and 2002 are $80 and $7, respectively.

D. Cash and Cash Equivalents

For the purpose of reporting, cash and cash equivalents include money market accounts and any highly liquid debt instruments with an original maturity of three months or less from the date of purchase.

Note 2. Management Fees

Babb, Inc. provides the Company with facilities and various management, accounting and other services. The management fees charged for the years ended August 31, 2003 and 2002 were $-0- and $-0-, respectively.

HIGHAM-WHITRIDGE SECURITIES, INC.
(A Wholly Owned Subsidiary of Babb, Inc.)

Notes to Financial Statements
(Continued)

August 31, 2003 and 2002

Note 3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At August 31, 2003, the Company had net capital of $16,961, which was $11,961 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 9 to 1 and 1 to 1 at August 31, 2003 and 2002, respectively.

Note 4. Concentration of Credit Risk

The Company maintains its cash and cash equivalents in a financial institution located in Allegheny County. At August 31, 2003 and 2002 the Company's uninsured cash balance totaled $-0- and $15,209, respectively, per bank records. The Company has not experienced any losses in such accounts and does not believe that it is exposed to any significant risk to cash.

Note 5. Management Fee Income

The Company received management fee income of $3,000 from Babb, Inc. for the year ending August 31, 2003.

Note 6. Related Party Transactions

Babb, Inc. owed the Company $100,062 and $-0- at August 31, 2003 and 2002, respectively. No interest is accrued on this account.

HIGHAM-WHITRIDGE SECURITIES, INC.
(A Wholly Owned Subsidiary of Babb, Inc.)

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

August 31, 2003 and 2002

	2003	2002
Net capital:		
Total stockholder's equity	**$ 117,745**	$ 117,616
Less: Nonallowable assets	**(100,289)**	(3,607)
15% haircut on securities	**(495)**	-
Net capital	**$ 16,961**	$ 114,009
Aggregate indebtedness:		
Items included in statement of financial condition:		
Accounts payable and due to parent	**$ 1,500**	$ 1,200
Computation of basic net capital requirements:		
Minimum net capital	**$ 5,000**	$ 5,000
Excess net capital	**$ 11,961**	$ 109,009
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)	**$ 16,811**	$ 113,889
Ratio: Aggregate indebtedness to net capital	**9 to 1**	1 to 1

The computation of net capital per this report does not differ from that previously filed on the Form X-17A-5 as of August 31, 2003.

HIGHAM-WHITRIDGE SECURITIES, INC.
(A Wholly Owned Subsidiary of Babb, Inc.)

Statement Regarding Rule 15c3-3

August 31, 2003

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(1) of that rule.



McKeever Varga & Senko
Certified Public Accountants
Personal Financial Planners
Business Consultants

Report of Independent Auditors on Internal Control

Board of Directors
HIGHAM-WHITRIDGE SECURITIES, INC.
Wayne, Pennsylvania

In planning and performing our audit of the basic financial statements of Higham-Whitridge Securities, Inc. (the Company) as of and for the year ended August 31, 2003, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the basic financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives

Manor Oak Two, Suite 500 ▫ 1910 Cochran Rd. ▫ Pittsburgh, PA 15220-1102
Telephone: (412) 531-2990 ▫ Fax: (412) 531-4793 ▫ Website: www.mvs-cpa.com

of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, that we considered to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at August 31, 2003, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.



Certified Public Accountants

October 2, 2003